EXHIBIT 39
                     IN THE COURT OF COMMON PLEAS
                         CUYAHOGA COUNTY, OHIO


FIRST UNION REAL ESTATE EQUITY          )  CASE NO. 347063
AND MORTGAGE INVESTMENTS,               )
                                        )  JUDGE TIMOTHY J. McGINTY
                  Plaintiff,            )
            v.                          )  BRIEF IN SUPPORT OF DEFENDANTS AND
                                        )  COUNTERCLAIMANTS' MOTION TO STAY
                                        )  UNTIL RESOLUTION OF RELATED FEDERAL
                                        )  CASE
                                        )  -----------------------------------
                                        )
GOTHAM PARTNERS, L.P., et al.,          )  REQUEST FOR ORAL ARGUMENT
                                           -------------------------
                                        )
                  Defendants and        )
                  Counterclaimants.     )



                         PRELIMINARY STATEMENT
                         ---------------------

     Defendants and Counterclaimants Gotham Partners, L.P. ("Gotham I") and Gotham Partners II, L.P. ("Gotham II") (collectively "Gotham") submit this brief in support of Gotham's motion for a stay of this action in light of pending parallel proceedings in the United States District Court for the Northern District of Ohio (Eastern Division). That federal litigation encompasses all of the state law claims and underlying facts alleged by plaintiff First Union Real Estate Equity and Mortgage Investments ("First Union," or the "Company") in this proxy contest case,(FN1) as well as federal securities and proxy law claims asserted by both parties, over which the federal court has exclusive jurisdiction.

     The federal litigation,  captioned Gotham Partners,  L.P., et al.
v. First Union Real Estate Equity and Mortgage Investments, 1:98CV0272 (N.D. Ohio) (Judge Nugent/Magistrate Judge Hemann),(FN2) can be expected to resolve all of the state law claims raised in the instant action as either necessary to adjudicating the exclusive federal claims or pendent to the federal claims. Moreover, the federal court is the only forum in which the parties' federal proxy claims -- central to the proxy contest that prompted these actions -- can be adjudicated. Furthermore, pending in the federal action are several motions, including Gotham's motion for a preliminary injunction, as well as First Union's Answer and Counterclaim and an exchange of discovery requests.(FN3)

     In these circumstances, principles of judicial economy and estoppel, well settled in Ohio cases, clearly favor staying the instant state action and facilitating adjudication of all of the parties' federal and state claims in federal court. Finally, whereas Gotham, First Union shareholders, and the courts would be prejudiced by the time and expense required by duplicative litigation, First Union management will suffer no prejudice if this action is stayed in favor of the federal action; given the federal court's supplemental jurisdiction, First Union can litigate ALL of its claims there.

-----------------
[FN]
1 A copy of First Union's Complaint in this action (hereinafter "FUR Compl.") is Exhibit A of the accompanying Appendix to this Motion; all exhibits described in this brief are contained in the Appendix. A copy of Gotham's Amended Answer and Counterclaims (hereinafter "Gotham Am. Answer and Countercl.") is Exhibit B.

2 A copy of Gotham's Complaint in the federal court action is Exhibit C of the Appendix. A copy of First Union's Answer and Counterclaim is attached as Exhibit D of the Appendix.

3 Gotham's motion for preliminary injunction in the federal action, filed January 30, 1998, is Exhibit E of the Appendix. Gotham's motion for expedited discovery, filed January 30, 1998, is Exhibit F of the Appendix. Gotham's motion for reassignment to the federal judge who was assigned the instant action upon removal, the Hon. Ann Aldrich, is Exhibit G of the Appendix, along with the parties' papers regarding this motion. First Union's February 3, 1998 motion to strike portions of Gotham's Complaint is attached as Exhibit H. The parties' discovery requests in the federal court action are contained in Exhibit I of the Appendix.


                   FACTUAL AND PROCEDURAL BACKGROUND
                   ---------------------------------

     First Union is an Ohio real estate investment trust ("REIT") whose shares are publicly traded on the New York Stock Exchange. FUR Compl. P. 1; Gotham Am. Answer and Countercl. P. 68. First Union is one of only a few REITs in the United States known to have what is called a "paired-share" structure. Gotham Am. Answer and Countercl. P.
74. Both Gotham I and Gotham II are New York limited partnerships that engage in the buying and selling of securities for investment for their own accounts. Among its other investments, Gotham owns approximately 9% of First Union's outstanding common shares. Id. P. P. 67, 69.

     On January 8, 1998, Gotham I gave notice to First Union that in anticipation of the Company's April 1998 annual shareholder meeting, it was nominating three individuals for election to replace three First Union trustees whose terms were expiring. Additionally, Gotham I notified First Union that it would solicit shareholder support for a proposal to expand the Company's Board of Trustees by adding six new positions, and would nominate six individuals to be elected to these new seats. In its January 8 Notice, Gotham I enumerated several reasons for its proposal, including its view that current management had failed to maximize the value of First Union's unique stapled-stock structure. Id. P. 85.

     Eight days later, on January 16, 1998, First Union sent a letter to Gotham I asserting that management would not allow shareholders to consider the nominations and proposal contained in Gotham's January 8 Notice. First Union claimed that the Notice did not satisfy the informational requirements of the Company By-Laws, and was therefore deficient. First Union did not specify any deficiency in the Notice, however. Letter from Paul Levin to Gotham I of 1/16/98 (Exhibit J).

     On the same day, notwithstanding the five-day deficiency cure provision in the By-Laws' informational requirements for proposals and nominations,(FN4) First Union brought suit against Gotham in this Court seeking, inter alia, a declaratory judgment that Gotham I's "purported nominations of Trustees and Proposal are unlawful, null and void." FUR Compl. P. 53.

     Because there appeared to be federal diversity jurisdiction over this action, Gotham removed it to federal court on January 20, 1998. Removal also appeared to promote principles of comity and judicial economy, because it would facilitate adjudication of the parties' federal proxy claims and other federal securities law claims in the same forum as all state law claims. The removed case was assigned to the Hon. Ann Aldrich, United States District Judge. On the same day as the removal, Gotham filed its Answer and Counterclaims, including proxy contest claims against First Union under the federal Securities and Exchange Act of 1934 (the `34 Act). Gotham also filed a motion for preliminary injunction seeking, among other relief, an order forbidding First Union from interfering with Gotham's proxy rights in connection with the annual meeting.(FN5)

-----------------
[FN]
4    See FUR Compl. Ex. A, Art. I, Section 7(d).

5 Shortly after Gotham removed this case to federal court, First Union filed its motion for preliminary injunction before this Court.


     When it appeared that, contrary to Gotham's original belief, there might not be complete diversity of citizenship between the parties, Gotham determined to file a separate Complaint against First Union in federal court asserting the claims Gotham had raised as counterclaims in the action removed to Judge Aldrich, including `34 Act claims. That Complaint was filed on January 30, 1998, and was assigned to the Hon. Donald C. Nugent, United States District Judge. Gotham filed a motion for preliminary injunction in the action before Judge Nugent seeking the same relief as the counterpart motion filed before Judge Aldrich.

     On February 5, 1998, First Union filed an Answer and Counterclaim in the federal court action before Judge Nugent. First Union's Counterclaim includes three '34 Act claims against Gotham, as well as state law tortious interference and commercial disparagement claims. This Counterclaim is inextricably intertwined with the state law claims First Union asserted in the Complaint it filed in this Court. Significantly, to a substantial degree First Union bases its exclusively federal '34 Act claims on allegations about events that predate its January 16 filing of its Complaint in this Court; in other words, First Union could have brought these exclusively federal claims in federal court at or before the time it filed this action, and joined its state law claims in that action.

     On February 11, 1998, this action was remanded to this Court pursuant to a Memorandum and Order (Exhibit K). The action before Judge Nugent, in which both parties' exclusively federal claims as well as all of their state law claims are before the federal court, is proceeding.

                               ARGUMENT
                               --------

     The issues presented in the federal court action before Judge Nugent completely encompass those raised by the parties in this action, and the federal action also includes '34 Act claims over which the federal court exercises exclusive jurisdiction. See Securities and Exchange Act of 1934, Section 27 (15 U.S.C. Section 78aa).(FN6) Thus, the federal court offers an economical and comprehensive forum for the full resolution of all the issues surrounding the proxy contest between First Union and Gotham. Hearing First Union's claims in this action would duplicate effort needlessly, and would risk confusion and conflict in the rulings of this Court and the federal court. Moreover, further state proceedings would provide only incomplete resolution of the issues, as this Court is jurisdictionally barred from considering both parties' federal securities law claims. Finally, there can be no prejudice to the parties in this Court's staying this action while the federal court adjudicates the parties' respective claims.

---------------
[FN]
6 The `34 Act provides: "The district courts of the United States . . . shall have exclusive jurisdiction of violations of this title or the rules and regulations thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by this title or the rules and regulations thereunder." 15 U.S.C. Section 78aa (Exhibit L).


I.    JUDICIAL ECONOMY SUPPORTS STAY OF THE PRESENT ACTION

            A. A STAY SHOULD BE GRANTED WHERE, AS HERE, THE FEDERAL COURT CAN GRANT THE PARTIES COMPLETE RELIEF, BUT THE COURT OF COMMON PLEAS CANNOT

     The Ohio Supreme Court has left no doubt that considerations of comity, orderly procedure and judicial economy can demand a stay of state court proceedings to facilitate comprehensive adjudication of a given dispute in federal court. In State ex rel. Zellner v. Board of Education of City of Cincinnati, 34 Ohio St. 2d 199, 297 N.E.2d 528 (Oh. 1973), the Ohio Supreme Court held that when such a stay is sought, "consideration is pertinent to whether IT IS IN THE STATE OR FEDERAL FORUM THAT A MORE COMPLETE DISPOSITION OF THE ISSUES MAY BE OBTAINED AND WHETHER IT IS THE FEDERAL OR THE STATE COURT THAT POSSESSES A GREATER FAMILIARITY AND EXPERTISE WITH THE TRIAL OF SUCH ISSUES." Id. at 200-201, 297 N.E.2d at 529-30 (emphasis added)
(quoting General Aniline & Film Corp. v. Bayer Co., 113 N.E.2d 844, 847 (N.Y. 1953)). Where the federal court is better equipped to deliver "a final answer," the Zellner Court instructed, a stay is required.

     In Zellner, a school desegregation case, the Cincinnati Board of Education filed an action in federal court against the Ohio Board of Education challenging the constitutionality of an order by the state board requiring the city board to transfer certain territory in its school district to an adjoining district. The Cincinnati Board claimed that the Ohio Board's directive constituted illegal gerrymandering and race-based discrimination in violation of the Federal Civil Rights Act and the Equal Protection Clause of the Fourteenth Amendment to the United States Constitution. Id. at 199-200, 297 N.E.2d at 529. Subsequently, voters in the adjoining district, including Zellner, filed an action in mandamus against the city board, seeking to compel the board to abide by the state board's ruling. The Court of Appeals granted the writ of mandamus. Id.

     The Supreme Court reversed the Court of Appeals, holding that it erred in not staying the action.(FN7) On the facts before it, the Supreme Court found that federal courts are the proper forum for resolving school desegregation disputes, and have more experience in that field. Id. It also found that granting the writ of mandamus would not forestall the federal court from invalidating the state board's action. Id. at 201-02, 297 N.E.2d at 530. Finally, it noted that the federal court could resolve the whole controversy and provide a final answer. Id. at 202, 297 N.E.2d at 530. Accordingly, the Court held that "[c]onsiderations of orderly procedure, comity, ultimate judicial economy, and the desire to avoid a `collision course,' demand that a state court action dealing with federal civil rights be heard first in the federal forum where a similar action had been previously instituted." Id. at Syllabus.

---------------
[FN]
7 Significantly, the Supreme Court reached this holding even though Zellner was not a party to the federal action.


     The principle developed by the Ohio Supreme Court in Zellner -- that a state court action should be stayed where a "more complete disposition of the issues" can be achieved in federal court -- has, not surprisingly, been applied in cases like this one in which a companion case in federal court included federal securities law claims. In Barron v. Bluhdorn, 414 N.Y.S.2d 15 (N.Y. App. Div.
1979)(citing General Aniline at 847), for example, a New York appellate court ordered a stay of three shareholder derivative actions pending resolution of a federal court action including the same derivative claims as in the state actions as well as '34 Act claims. The appellate court held:

     The federal court would provide a more complete disposition of the claims and furthermore there is no question that it possesses greater familiarity with violations of securities laws, and exclusive jurisdiction with respect to those arising under the Securities Exchange Act of 1934. The federal court can exercise pendent jurisdiction over the state law claims. Although plaintiffs allege defendants would not be prejudiced if the state actions were to proceed, the prejudice caused to defendants by duplication of effort is obvious.

Id. at 15 (internal citations omitted) (Exhibit M).(FN8)

---------------
[FN]
8 See also Reliance Ins. Co. v Tiger Int'l, Inc., 457 N.Y.S.2d 813 (N.Y. App. Div. 1983) (affirming stay of state court action in favor of "broader in scope" federal action including '34 Act claims such as false and misleading SEC filings) (Exhibit N); Issen v. GCS Enters., Inc., Civ. A. No. 5452, 1981 WL 15131, at *3-*5 (Del. Ch. Dec. 7, 1981) (noting, in course of denial of motion to vacate stay of state court action, that federal action included several federal securities law violations over which federal court had exclusive jurisdiction) (Exhibit O); cf. Green Tree Acceptance, Inc. v. Midwest Federal Savings & Loan Ass'n., 433 N.W.2d 140, 142 (Minn. Ct. App. 1988) (denying writ of mandamus to overturn state court's decision to stay action pending resolution of subsequently filed federal court action where, among other things, there was no physical inconvenience to the parties in proceeding in federal court, the state court action would require duplicate discovery, and the state court action would not fully dispose of all of the issues pending in the federal action) (Exhibit P).


     As in Zellner, here the federal court has jurisdiction to determine the whole controversy, because in addition to having exclusive jurisdiction over the federal securities law claims, it has supplemental jurisdiction to hear the state law claims First Union has raised in this case, the mirror-image state law declaratory judgment claims asserted by Gotham in the federal action, and the additional state law claims alleged by First Union in its Counterclaim in the federal action. 28 U.S.C. Section 1367 (Exhibit Q); see, e.g., In re Donald J. Trump Casino Securities Litigation, 7 F.3d 357, 366 (3d Cir.
1993) (Exhibit R). By contrast, this Court simply cannot resolve the entire proxy contest litigation dispute between the parties, because it lacks jurisdiction to hear either Gotham's or First Union's '34 Act claims.

            B.    ABSENT A STAY BY THIS COURT, DUPLICATIVE PROCEEDINGS
                  ARE INEVITABLE

     The federal court's exclusive jurisdiction over the parties' `34 Act claims makes it virtually inevitable that, absent this Court's granting the present motion, two largely identical proceedings will proceed simultaneously. The federal court would likely decline to stay its own proceedings on matters for which Congress has made it the exclusive decision-maker. As the Supreme Court stated in Moses H. Cone Mem'l Hosp. v. Mercury Constr. Corp., 460 U.S. 1 (1983):

     Abstention from the exercise of federal jurisdiction is the exception, not the rule. The doctrine of abstention, under which a District Court may decline to exercise or postpone the exercise of its jurisdiction, is an extraordinary and narrow exception to the duty of a District Court to adjudicate a controversy properly before it. Abdication of the obligation to decide cases can be justified under this doctrine only in the exceptional circumstances where the order to the parties to repair to the State court would clearly serve an important countervailing interest.

Id. at 14 (quoting Colorado River Water Conservation Dist. v. United States, 424 U.S. 800, 813 (1976)).(FN9) Thus, this Court's denial of a stay would likely result in a waste of resources. Conversely, if this Court grants the motion to stay, both parties will have an expeditious adjudication of all potential claims in one, rather than two, proceedings.

--------------
[FN]
9    See also Medema v. Medema Builders,  Inc., 854 F.2d 210 (7th Cir.
     1988) ("[A] stay is not appropriate where some claims involve exclusive federal jurisdiction") (Exhibit S).


            C. PROCEEDINGS IN THIS COURT WOULD DISSERVE PRINCIPLES OF JUDICIAL ECONOMY, BECAUSE THEY WOULD BE UNLIKELY TO HAVE PRECLUSIVE EFFECT ON THE FEDERAL ACTION

     Among the bases for the Ohio Supreme Court's decision in Zellner was that a judgment by the Ohio state courts granting the writ of mandamus would effectively be nullified by a SUBSEQUENT decision by the federal court that the underlying state board of education decision was unconstitutional. Similarly, it is unlikely in this case that the federal court would, or even COULD, give any issue preclusive effect to any injunctive order by this Court, particularly since such an order would inevitably touch on the parties' exclusively federal proxy claims. See Kalk v. Village of Woodmere, 27 Ohio App. 3d 145, 148-49, 500 N.E.2d 384, 389 (Ohio Ct. App. 1985) (Cuyahoga Cty.)
(holding that order granting a temporary or preliminary injunction does not have res judicata or collateral estoppel effect because it is not a judgment).(FN10) Thus, absent a stay, not only would there be duplicative proceedings, but any decision by this Court would probably not carry any preclusive effect. To the extent that this Court would, for instance, be required to interpret and apply the provisions of the Trust or By-Laws, the federal district court would likely have to engage in a similar inquiry in adjudicating the federal and state claims in the federal action. Especially given Ohio precedent strongly favoring stays of lawsuits in favor of the forum that can accord parties complete relief, it is unreasonable for First Union to call on this Court to devote its energies to a duplicative lawsuit unlikely to carry any preclusive effect.

--------------
[FN]
10 Accord Zion Lighthouse Spiritual Church v. Reid, 1988 WL 81827 (Ohio Ct. App. Aug. 2, 1988) (holding that application of res judicata and collateral estoppel to preliminary injunction previously issued in another case would be inappropriate); Gregory Woods v. Ohio High School Athletic Ass'n., 1981 WL 6063 (Ohio Ct. App. Nov. 9, 1981) (dictum) (grant or denial of preliminary injunction by one court should not serve to bind another court); see also, e.g., Will v. Calvert Fire Ins. Co., 437 U.S. 655 (1978) (Court declining to reach the issue of whether state court proceeding where federal securities claim was raised as a defense would have any res judicata effect on concurrent federal proceeding where the federal securities claim was brought as a primary claim). Moreover, a ruling by this Court would not prevent the federal court from determining that First Union's filing of this action furthered, or was predicated on, a violation of the '34 Act or the Securities Act of 1933, thereby rendering this Court's decision a nullity. See Int'l Controls
     Corp.  v.  Vesco,   490  F.2d  1334,   1348-49  (2d  Cir.   1974)
     (prosecution of state lawsuit may further violation of securities laws) (Exhibit T); Studebaker Corp. v. Gittlin, 360 F.2d 692, 698 (2d Cir. 1966) (same) (Exhibit U).


            D.    FIRST UNION SHOULD NOT BE REWARDED FOR COURT-SHOPPING

     First Union may argue that this Court should not stay this action because it was filed first. This argument is without merit, particularly because it is now clear that First Union was court-shopping in bringing this action in this Court in the first place: First Union has now asserted `34 Act counterclaims subject to exclusive federal jurisdiction in the federal action, which it could have brought at or before the time it filed this action. First Union should not be rewarded for fragmenting its federal and state law claims in the interest of court-shopping, especially since it violated its own By-Laws by filing suit before allowing Gotham five days to cure the alleged information deficiencies on which this action is premised.

     The Ohio Supreme Court has made clear that "where only partial, or possibly ineffective, relief may be granted in one action, while full relief may be granted in a subsequent action, the trial court in the original case may stay proceedings in that case pending outcome of the subsequently filed action." State ex. rel Smith v. Friedman, 22 Ohio St. 2d 25, 27, 257 N.E.2d 386, 388 (Ohio 1970) (affirming stay of partition action in deference to later-filed divorce action). Here, as in Smith, only partial relief could be granted in the first-filed action, while full relief can be granted in the subsequently-filed action. Accordingly, a stay of the first-filed action is warranted.

     In a decision upholding a stay of a state court action in deference to a federal court action, an Ohio appellate court has instructed:

     An essential condition of the application of the rule as to priority of jurisdiction is that the first suit shall afford the plaintiff in the second an adequate and complete opportunity for the adjudication of his rights, for the rule that the court first acquiring jurisdiction retains it to the end must yield to the higher principle which accords to every citizen the right to have a hearing before a court of competent authority [i.e., a court with the broadest scope of subject matter  jurisdiction.]....This principle is particularly applicable to the situation presented in the instant case wherein the United States court is compelled to entertain jurisdiction and grant complete relief, whereas the state court is merely empowered to entertain jurisdiction.

Barnett v. Baltimore & Ohio R.R. Co., 119 Ohio App. 329, 342-43, 200 N.E.2d 473, 481 (Ohio Ct. App. 1963). In the case at bar, similarly, a "first-filed" notion must yield to principles of judicial economy and efficiency enunciated by the Ohio courts.

     Indeed, it is a well-settled principle in both federal and state case law that the subsequent federal forum should be favored where, as in the present case, "the whole of the war" is in the federal court exclusively. See, e.g., Kerotest Mfg. Co. v. C-O-Two Fire Equip., 342 U.S. 180, 183 (1952) (holding that, where two separate federal actions had been filed, it was appropriate to stay the first-filed action when the second-filed action would afford more complete relief); Data Gen. Corp. v. SCI Sys., Inc., Civ. A. No. 5662, 1979 WL 25722 (Del. Ch. Mar. 22, 1979) (court stayed first-filed trade secrets suit in deference to subsequently filed antitrust suits in California federal court; court reasoned, inter alia, that federal action would require determination as to issues in the state court action) (Exhibit V); Research Corp. v. Singer-General Precision, Inc., 320 N.Y.S.2d 818 (N.Y. App. Div. 1971) (staying first-filed state court action by patent owner against licensee for breach of agreement in favor of subsequently filed federal declaratory judgment action) (Exhibit W).

      II.   A STAY OF THIS CASE WILL NOT PREJUDICE FIRST UNION

     Not only do principles of comity and judicial economy weigh heavily in favor of a stay, but First Union plainly will suffer no prejudice if its claims here are heard within the federal court's supplemental jurisdiction. In its motion for preliminary injunction, First Union vaguely claims that it needs injunctive relief "significantly" in advance of the April 14 annual meeting so that it can avoid an "inevitable proxy fight" that would take place absent an injunction. FUR Mot. for Prelim. Inj. (Exhibit X). Assuming for purposes of argument that First Union may have a right to injunctive relief, there is every reason to be confident that the federal court could grant that relief well in advance of First Union's annual meeting.

     Before remanding this case, Judge Aldrich had scheduled both First Union's and Gotham's motions for preliminary injunctions for hearing on March 5, 1998. 1/28/98 Sched. Order (Exhibit Y). If this action is stayed, it is highly likely that the parties' respective motions for preliminary injunction will be rescheduled to be heard in federal court by that date. A hearing by March 5 would be sufficiently in advance of First Union's annual meeting to allow First Union to avoid the irreparable harm it alleges.

     Moreover, this Court cannot resolve all of First Union's claims; only the federal court can. A stay of this action would actually benefit First Union by allowing it to litigate all of its claims - both its state claims and its exclusively federal '34 Act claims -- in the federal action, without the time and expense involved in duplicative litigation.


                              CONCLUSION
                              ----------

     For all of the above reasons, Gotham respectfully requests that this Court grant its motion for a stay. Absent such relief, the parties and the state and federal courts will inevitably be saddled with duplicative litigation. The discovery that would take place in this action would be virtually identical to the discovery that has already begun in the federal court proceeding. Moreover, the parties and the courts would face a distinct possibility of inconsistent determinations as to certain essentially identical issues raised in both the federal and state actions. In short, it would be a waste of the courts' and the parties' resources to proceed simultaneously with both the federal and state actions. Conversely, this Court's grant of a stay would facilitate the adjudication of ALL of the parties' claims -- their state law claims as well as their exclusively federal '34 Act claims -- in one forum. Gotham respectfully requests that this Court schedule an oral argument on this motion.


                                    Respectfully submitted,



                                    /s/ Michael J. Garvin
                                    ---------------------------
OF COUNSEL:                         David C. Weiner (0013351)
                                    Michael J. Garvin (0025394)

HAHN LOESER & PARKS LLP
                                    3300 BP America Building
                                    200 Public Square
                                    Cleveland, Ohio  44114-2301
                                    (216) 621-0150

                                    Attorneys for Defendants and
                                    Counterclaimants

OF COUNSEL:

Alexander R. Sussman(FN11)
FRIED, FRANK, HARRIS SHRIVER
  & JACOBSON
25th Floor
One New York Plaza
New York, New York  10004-1980
(212) 859-8000

--------------
[FN]
11   Application for admission pro hac vice to be submitted.


                        CERTIFICATE OF SERVICE
                        ----------------------

     I hereby certify that a copy of the foregoing "Defendants and Counterclaimants' Brief in Support of Motion to Stay Until Final Resolution of Related Federal Case" was served by messenger upon Frances Floriano Goins, Squire, Sanders & Dempsey L.L.P., 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114-1304, attorneys for Plaintiff, this ___ day of February, 1998.



                                    /s/ Michael J. Garvin
                                    -----------------------------------
                                    One of the Attorneys for Defendants
                                    and Counterclaimants